Exhibit 8.1

LEAD REAL ESTATE CO., LTD

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Lead Real Estate HK Co. Limited	Hong Kong

Lead Real Estate Global Co., Ltd.	Texas

Real Vision Co., Ltd.	Japan

LRE Management Co., Ltd.	Japan

Variable Interest Entity	Place of Incorporation

Lead Real Estate Cayman Limited	Cayman Islands